March 13, 2014

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:  Larry Spirgel, Assistant Director

Re:

Symbid Corp.

Current Report on Form 8-K Filed December 12, 2013

File No. 333-177500

Dear Mr. Spirgel:

On behalf of our client, Symbid Corp. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. Maarten van der Sanden, Chief Financial Officer of the Company, dated January 8, 2014 (the “Letter”).  The Company concurrently is filing Amendment No. 1 to the Company’s Current Report on Form 8-K originally filed with the Commission on December 12, 2013 (the “Amendment”), which incorporates the revisions discussed below.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company.  Please note that the responses are based on information provided to us by the Company.  In addition, we are enclosing with the copy of this letter being sent to you by email a black lined copy of the Amendment marked against the initial Form 8-K.

General

1.

Provide us with copies of any reports and industry analysis that you cite or upon which you rely.  For example, we note the reference on page 9 to the report “Financing SMEs and Entrepreneurs 2012: An OECD Scoreboard.”  Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support.

Response:  In response to the Staff’s comment, we hereby provide the following references and accompanying documents:

-

Financing SMEs and Entrepreneurs 2012: An OECD Scoreboard (the “OECD Scoreboard”, a copy of which is included along with this letter:

o

Form 8-K, p.12: the statement “business loans to SME’s fell sharply during the recession of 2008 and, although these loans picked up somewhat in 2010, they have failed to reach their 2007 levels” can be found in the middle of p. 24 of the OECD Scoreboard; the statement “Venture and growth capital also suffered a big drop during the period covered by the OECD report.” Is derived from tables 4.2, 4.16, 4.29, 4.37 and 4.70 in the OECD Scoreboard.

-

Kickstarter:

o

Form 8-K, P.25 references to 2012 video games Kickstarter.com statistics - See Kickstarter webpages beginning with: https://www.kickstarter.com/year/2012 (copies of the relevant pages are included along with this letter).

-

Massolution 2013CF The Crowdfunding Industry Report (the “Report”, a copy of which is included along with this letter):

o

Form 8-K, p. 15 chart – Massolution data from p. 25 of the Report.

o

Form 8-K, p.18 references to the number of survey responses and predicted 2013 crowdfunding volumes in 2013 – See text and table p.27 of the Report.

o

Form 8-K, p. 30 references to 2012 market size of $2.7 billion, to lending-based crowdfunding and to equity based model growth in 2012 – See p. 9 of the Report.

2.

Please remove apparently incorrect references to other industries from your disclosure.  For example, the disclosure under “Cautionary Note Regarding Forward- Looking Statements” on page 1 refers to drug development, government regulation of pharmaceuticals and the healthcare industry, and raw materials.

Response:  In response to the Staff’s comment, the Company has corrected the referenced disclosure.

Item 2.01 – Completion or Acquisition or Disposition of Assets, page 4

3.

Please provide disclosure with respect to all material relationships that existed between Hapykidz.com, Inc. and its affiliates and promoters, on the one hand, and Symbid Holding B.V. and its affiliates and promoters, on the other hand, prior to the time of the Share Exchange Agreement.  Refer to Item 2.01(c) and (d) of Form 8-K. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.  Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has added the requested disclosure to the Amendment.

Split-Off, page 6

4.

We note that, upon the closing of the Share Exchange, you transferred all of the company’s assets and liabilities to Holli Morris, the prior majority holder and prior sole officer and director of the company. Please disclose the amount of the company’s assets and liabilities transferred to Ms. Morris, their composition, and the value of the 18.75 million shares surrendered.  Disclose why Ms. Morris would surrender and cancel 187.5 million shares of the company (her entire holdings) for these assets and liabilities.  File as exhibits any oral or written agreements with Ms. Morris to use the company to acquire an operating company or engage in a reverse merger. We note that the company’s initial public offering became effective March 15, 2012, Ms. Morris resigned all positions with the company on May 14, 2013 (retaining her substantial majority ownership), and that all the assets and liabilities prior to the Share Exchange were transferred to Ms. Morris on December 6, 2013 in exchange for the surrender and cancellation of her entire shareholdings.  We also note that the company has always been a shell company and has never begun its intended operations.

Response:  In response to the Staff’s comment, the Company had provided the requested additional disclosure.

Lock-up Agreements and Other Restrictions, page 8

5.

Please identify the “former sponsor of the Share Exchange” who agreed to a lock up.

Response:  In response to the Staff’s comment, the Company believes that providing in the Form 8-K the name of the former sponsor who agreed to lock-up one million Company shares that he currently owns is not information that investors in the Company would find material, particularly being that he terminated his relationship as a sponsor of the Share Exchange prior to the closing of the Share Exchange.

Description of Business, page 9

6.

Please prominently highlight that the registrant is a holding company that does not own its operations.  It must be clear that the business you are describing is not the registrant’s business but is the business of its variable interest entity (“VIE”), Symbid Coöperatie U.A., a limited liability cooperative in The Netherlands. Disclose that it is through corporate governance control, and not equity ownership, that you have effective control over the VIE, which allows you to consolidate the financial results of the VIE in your financial statements. However, if you are unable to maintain effective control, you would not be able to continue to consolidate the VIE’s financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your VIE.  Also disclose that you rely upon the administrative, success and managements fees paid by the VIE to your subsidiary, Symbid B.V.  Disclose the amount of administrative, success and management fees that have been paid to Symbid B.V. Discuss why you chose this structure, which you implemented in October 2013, and the risks associated with the structure.

Response:  In response to the Staff’s comment, the Company has added the requested disclosure to the Amendment at the bottom of the introductory sub-section titled “Symbid’s History.”

7.

Also disclose that the company does not own the intellectual property underlying your crowdfunding platform. Disclose that the intellectual property is owned by Symbid IP Foundation, from whom you license the technology. You then sublicense the technology to your VIE on a non-exclusive basis.

Response:  In response to the Staff’s comment, the Company has added this disclosure to the Amendment in the same sub-section referenced ion the previous comment and response.

8.

Disclose whether the intellectual property that you license is protected by patents or trademarks and, if so, the duration of the patents and trademarks.  Discuss the importance of the license of the intellectual property to your business.

Response:  In response to the Staff’s comment, the Company has revised its disclosure in the Amendment to discuss the nature and relevance of its intellectual property.

Symbid’s History, page 9

9.

You disclose on page 9 that, since your inception, Symbid has funded 24 entrepreneurs and their start-ups for a total capital of approximately $2,750,000. To provide context, please disclose the amount of revenues you have generated from these fundings. Also disclose whether the fundings were equity based, lending based or reward/donation based.  Disclose where the entrepreneurs and investors were located.

Response:  In response to the Staff’s comment, the Company has made the requested changes in the Amendment.

 S ymbid ’s Product P ortfolio , page 10

10.

Please revise to clarify whether the company currently offers all three models of crowdfunding that you discuss. To provide context, please discuss the extent to which you have generated revenues from each model.

Response:  In response to the Staff’s comment, the Company has revised its disclosure in the Amendment as requested.

11.

Please revise to clarify and provide the basis for the phrase “a unique legal structure with an IT-infrastructure on its crowdfunding platform.”

Response:  In response to the Staff’s comment, the Company has clarified the disclosure relating to its unique cooperative crowdfunding structure.

12.

Revise your disclosure throughout the “Description of Business” to clarify whether each crowdfunding method, product portfolio, service portfolio and strategy has been used. Where you describe the company’s future goals, for example to create a portfolio of products, revise to specifically identify the goal as aspirational and clarify the timetable and funding needed for such goals.

Response:  In response to the Staff’s comment, the Company has clarified its disclosure with respect to its crowdfunding methods, product portfolio and service portfolio. Also, it has provided a preliminary timetable and funding requirements with respect to certain of its strategic offerings.

13.

You state at the top of page 11 that Symbid is able to offer the services of Gambitious B.V. and Equidam Holding B.V. at attractive rates to its customers because it is a founding partner in each of these companies. Please discuss whether you receive services from these companies at rates that are more favorable than the rates charged to unaffiliated third parties.

Response:  In response to the Staff’s comment, the Company has clarified its disclosure with respect to the services of Equidam and Gambitious.

The Symbid Product Portfolio, page 11

14.

To provide context, please discuss the extent to which you have generated revenues from each product portfolio.

Response:  In response to the Staff’s comment, the Company has added the requested additional disclosure.

The Market, page 12

15.

It appears that the chart on page 13 refers to the U.S. market.  Please revise to make this more prominent, and clarify that this does not refer to the company’s current market.  Identify your geographic markets based upon the funding you have provided so far through your platform.  In the paragraph following the chart, revise to make clear the differences between the figures discussed there and those represented in the chart. Also discuss whether regulatory and other barriers are taken into account.

Response:  In response to the Staff’s comment, the Company has clarified the discussion relating to the chart.

16.

Here and throughout the Business section, where you discuss markets be sure to define which markets you are referencing.  For example, we note your discussion of the video games industry at the bottom of page 18 and the discussion of the total market size for crowdfunding in the middle on page 21.

Response:  In response to the Staff’s comment, the Company has revised disclosure in the Amendment to define the discussed markets, as requested by the Staff.

17.

In an appropriate place, please clarify whether the company is currently active only in The Netherlands or also in other countries.

Response:  In response to the Staff’s comment, the Company has added clarifying language in the section of the Form 8-K titled  “Description of Business – Symbid’s History” indicating that all of the Company’s business operations are currently based in The Netherlands.

The Symbid Business Model, page 13

18.

Please revise to clarify the difference between the stand-alone and white-label versions.

Response:  In response to the Staff’s comment, the Company has revised this disclosure to clarify differences.

19.

Please clarify the basis for your assertion on page 15 that “the Symbid technology structure is the one of the most sophisticated crowdfunding platforms in the world.”

Response:  In response to the Staff’s comment, the Company has qualified its disclosure to indicate that the assertion is a belief held by the Company.

Acquisition strategy for “ value adding services for the Symbid portfolio,” page 17

20.

We note the statement on page 17 that the company intends to “extend the number of crowdfunding products and services in its portfolio and to subsequently make the portfolio of products and services accessible to a worldwide public.” Please revise here to clarify the nature of such products, your expected timing in making them available, and the planned timetable in expanding throughout the world, particularly in the U.S.  In this connection we also note the statement at the top of page 19 referring to a joint “roll-out for both Gambitious and Symbid in Europe and the United States.

Response:  In response to the Staff’s comment, the Company has revised the discussion in this section of the Amendment to comply with the Staff’s requests.

21.

To the extent that you intend to expand to the United States, please discuss in detail the government regulations concerning each method of crowdfunding you intend to offer and how you intend to comply.

Response:  In response to the Staff’s comment, the Company has added the requested disclosure.

The Proposed Acquisitions of Gambitious B.V and Equidam Holding B.V., page 18

22.

Please update the status of the proposed acquisitions.

Response:  In response to the Staff’s comment, we have updated the status of the proposed acquisitions in the Amendment.

History and Organizational Structure, page 19

Symbid B.V., page 19

23.

Please revise your disclosure throughout your filing to clarify whether Symbid B.V. has an indirect ownership interest in Gambitious B.V. of 18%, or 28.5%.

Response:  In response to the Staff’s comment, the Company has made the requested revisions in the Amendment.

Symbid Cooperatie U.A., page 19

24.

Please explain the ownership structure of Symbid Coöperatie in more detail.  Discuss why the company chose this structure, addressing the business purpose, and why the company believes this structure “maximize(es) its crowd-funding operations in the Netherlands”.  Also, please clarify who controls the remaining four out of a total of nine votes of the members’ council of Symbid Coöperatie U.A.

Response:  In response to the Staff’s comment, the Company has added the requested disclosure to the Amendment.

25.

Please provide a risk factor highlighting the fact that the company holds no equity interest in either Symbid IP Foundation, the entity that owns the intellectual property on which your operations rely, or Symbid Coöperatie U.A. Specifically discuss how your business’ financial condition and results of operations may be materially and adversely affected by the risk associated with these arrangements.  For example, clearly disclose that, if you are unable to maintain effective control, you would not be able to continue to consolidate the VIE’s financial results with your financial results and disclose the percentage of revenues in your consolidated financial statements that are derived from your VIE.  This is just one example.

Response:  In response to the Staff’s comment, the Company has added the requested risk factors to the Amendment.

26.

Please clarify whether Symbid Coöperatie U.A. has any expenses other than those incurred by, or sources of revenue or income other than the administrative fees and success fees assigned to, Symbid B.V.

Response:  In response to the Staff’s comment, the Company has added disclosure to this section of the Amendment clarifying Symbid Coöperatie U.A.’s cost and profit structure.

27.

Please disclose whether any affiliates of Symbid Corp., Symbid Holding B.V. or Symbid B.V. have any ownership interests in Symbid IP Foundation, Symbid Foundation and Symbid Coöperatie U.A.

Response:  In response to the Staff’s comment, the Company has disclosed the requested information.

28.

Please file as exhibits the agreements and documents that provide the basis for your consolidation of Symbid Cooperatie U.A.  For example, file the organizational documents for Symbid IP Foundation, Symbid Foundation, and Symbid Cooperatie U.A.

Response:  In response to the Staff’s comment, to the extent available the Company has added the requested exhibits to the Amendment.

Regulatory Framework, page 22

29.

Please clarify whether you addressed equity crowdfunding as well as partnering/affiliate programs in your correspondence with the Authority for the Financial Markets in The Netherlands (the “AFM”). Also provide your analysis of whether the reorganization of your corporate structure since 2010 would impact the application of the Dutch regulatory framework to your company and its operations.

Response:  In response to the Staff’s comment, the Company has clarified the relevant disclosure in the Amendment.

Description of Properties, page 22

30.

Please clarify why you are not required to pay rent for your executive offices.

Response:  In response to the Staff’s comment, the Company has revised and updated this disclosure.

Regulatory Framework, page 22

31.

Please file your agreement with InterSolve as an exhibit.

Response:  In response to the Staff’s comment, the Company has informed us that it is not able to file the Intersolve agreement because that agreement must be kept confidential under its terms.  Additionally, the Company has indicated that Intersolve will not allow its agreements to be published under tis compliance policies as a result of being regulated by the Dutch Financial Markets Authority and the Dutch Central Bank.

32.

Please clarify how Symbid has set up its corporate structure to ensure that Symbid itself will not be deemed to be offering securities to the public under Dutch law, as you state in the last sentence on page 23. Explain why this is important.

Response:  In response to the Staff’s comment, the Company has modified and supplemented the relevant disclosure in the Amendment.

Risk Factors, page 25

33.

Please add risk factor disclosure addressing your management’s lack of experience running a public company in the United States.

Response:  In response to the Staff’s comment, the Company has added the requested risk factor to the Amendment.

34.

Please provide a risk factor to discussing whether legal rights under United States securities may be limited due to the location of your officers, directors and assets in The Netherlands. For example, discuss whether investors have the ability to effect service of process and enforce judgments obtained in U.S. courts against any officers or directors who are located in The Netherlands.

Response:  In response to the Staff’s comment, the Company has added the requested risk factor to the Amendment.

We may need additional financing…, pa ge 25

35.

We note the reference to “the Offering.” Please clarify if this is referencing the private placement (PPO) or some other offering.  In this regard we note the reference near the bottom of page 37 to “the process of raising additional capital from current shareholders and new investors.” To the extent possible, please clarify your plans for raising additional capital and quantify the amount of funding you need to implement your business plan.

Response:  In response to the Staff’s comment, the Company has added the requested clarifications in the referenced locations in the Amendment.

 Management’s Discussion and Anal ysis of Financial Condition and Results of Operations, page 30

36.

We note the statement at the top of page 31 that “we have established a continued growth in revenues.”  This sentence seems to describe an ongoing upward trend in revenues, although licensing revenues have declined in 2013 as against the comparable period in 2012.  Please revise.

Response:  In response to the Staff’s comment, the Company has revised its disclosure to clarify the increase in revenues in 2012 over 2011.

Critical Accounting Estimates, page 32

Revenue Recognition

37.

It appears that revenue from crowd-funding is recognized “at the moment an investment is made or a proposition is successfully funded”.   Please expand your disclosure to clarify how your policy complies with ASC 605-10-S99-1. Describe your refund policy and experience, and tell us how your refund policy was considered in developing your revenue recognition policy.  Address why you believe the selling price is fixed or determinable and collectability is reasonably assured at the time and in the amount recognized.

Response:  In response to the Staff’s comment, the Company has addressed in the Amendment the Staff’s disclosure concerns.

38.

In that regard, we note per your discussion of redeemable funds on page 22 that investors can re-claim certain funds at any time prior to the funding target having been reached.  Please expand your disclosure to clarify how these redeemable funds are reported in your financial statements.

Response:  In response to the Staff’s comment, the Company has clarified and expanded the discussion relating to redeemable funds and Symbid’s financial statements.

39.

With regard to “other revenue”, please disclose how you account for each of the sources of revenue identified and tell us how your policy complies with ASC 605-10- S99-1.  Specifically address how you account for upfront payments and why you believe revenue recognition should follow the invoicing for website consultancy arrangements.

Response:  In response to the Staff’s comment, the Company has made the requested changes to its disclosure in the Amendment.

Results of Operations, page 35

40.

Please revise your disclosure for each period to describe and quantify underlying material activities that generate revenue and expense variances between periods.  For instance, please explain why other revenue decreased during the nine months ended September 30, 2013, and why the balance was negative during the third quarter of 2012. Your revised disclosures should provide information that would assist an investor in making a well-informed investment decision.

Response:  In response to the Staff’s comment, the Company has made the requested changes to its disclosure in the Amendment.

Item 3.02.  Unregistered Sales of Equity Securities, page 50

41.

Please disclose the number of persons to whom the 21,170,000 shares were issued in the Share Exchange.

Response:  In response to the Staff’s comment, this number has been disclosed in the Amendment as requested.

42.

The final paragraph in this section, regarding a Section 4(2) exemption, appears to contradict the statement in the paragraph preceding it that the issuances disclosed in this section did not implicate the U.S. securities laws.  Please delete.

Response:  In response to the Staff’s comment, the Company has made the requested deletion.

Financial Statements

Consolidated Balance Sheets

43.

We note that your prepaid expenses and other current assets balance represents 32% of assets at December 31, 2012 and 63% of assets at September 30, 2013.  Please provide footnotes for both periods discussing the nature of this balance and why you believe it is current.  For any portion of the balance that relates to Scoop, please discuss any restrictions on those assets.

Response:  In response to the Staff’s comment, this disclosure has been revised as requested.

2-

Summary of Significant Accounting Policies, page F-9

44.

Please revise to clarify that the company holds no equity interest in Symbid Coop. Also clarify how the non-controlling interest in Symbid Coöperative is presented in the company’s financial statements.

Response:  In response to the Staff’s comment, the Company has revised this discussion to clarify the status and accounting treatment of the VIE.

3-

Variable Interest Entity – Symbid Coöperative, page F-13

45.

Please expand disclosure to provide qualitative information about the assets and liabilities of Scoop that are included in the consolidated balance sheet.  For instance, clarify whether there are any restrictions on the transferability of assets between Scoop and the company, and whether the liabilities of Scoop are attached to the assets or general credit of the company.

Response:  In response to the Staff’s comment, the Company has made the suggested changes to the Amendment disclosure for this item.

Deferred Government Grants, page F-14

46.

Please tell us why you believe it is appropriate to recognize the deferred government grant income ratably, as opposed to upon final completion, considering the Dutch Government reserves the right to revise or settle the grant upon final completion. Include reference to authoritative literature used as guidance.

Response:  In response to the Staff’s comment, the Company has supplemented it disclosure in this note to comply with the Staff’s request.

Subsequent Events, page F-18

47.

Please reconcile your discussion of Equity Capital here with your Condensed Consolidated Statements of Change in Equity on page F-22, and your Capital Stock footnote on page F-31.

Response:  In response to the Staff’s comment, the Company has modified the relevant disclosure to make it more clear.

Proforma Condensed Combined Balance Sheets, page F-34

48.

Please expand your footnotes to clarify how you disposed of the current liabilities of the accounting acquiree, Symbid Corp.

Response:  In response to the Staff’s comment, the Company has added the requested disclosure to this note.

49.

Based on your discussion on page 6, it appears that the warrants issued in connection with the PPO were subject to a “down round” provision that results in the warrants not being considered indexed to the company’s own stock, requiring liability classification. Refer to ASC 815-40-55-33 and 55-34.  Please clarify how you have accounted for the warrants and/or revise your pro forma, as appropriate.

Response:  In response to the Staff’s comment, the Company has evaluated whether the warrants issued in connection with the PPO were considered to be indexed to the Company’s own stock under the two- step approach in accordance with the guidance in ASC 815-40-15-7. Based upon the “down round” provisions contained in Section 3(d) in the Form of Investor Warrant, the Company has concluded that the warrants are not indexed to the Company’s own stock, as the referenced section of the contract provides for an adjustment to the exercise price if the Company subsequently issues shares for an amount less than the exercise price of the warrants issued in connection with the PPO. Based on the Company’s determination that the warrants issued in connection with the PPO were not considered indexed to the Company’s own stock, the Company has recorded a liability on the balance sheet based on the fair value of the warrants, with subsequent changes in their estimated fair value recorded in the consolidated statement of operations.

The Company has added disclosure to the notes to the pro forma financial statements relating to its analysis of the PPO warrants.

Note 1. Financial Periods for Financial Statements, page F-36

50.

It appears that the company has changed auditors as a result of the reverse merger. Please provide disclosure required by Item 4.01 of Form 8-K reporting your change in auditor.  Also include disclosure required by Item 5.03 with regard to your change in fiscal year, if applicable.

Response:  In response to the Staff’s comment, we note that the Company changed its auditor effective January 9, 2014, following the closing of the share exchange.  The Company filed a separate Current Report on Form 8-K with the Commission on January 9, 2014 to report this auditor change.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  In response to the Staff’s comment, a separate letter from the Company acknowledging the statements written above is attached hereto and filed herewith.

If you have any questions with respect to this letter, please contact me at 212-400-6900.  Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

cc:

Gregory Dundas, Attorney-Advisor

Kathleen Krebs, Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

Korstiaan Zandvliet, Chief Executive Officer

Maarten van der Sanden, Chief Financial Officer

Symbid Corp.